L'ORÉAL


06014478

L'OREAL
International Financial Information Department

13rd June, 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
UNITED STATES OF AMERICA

Re: L'Oréal S.A. -- File No. 82-735

FOR INFORMATION ONLY

Ladies and Gentlemen:

L'Oréal S.A., a *société anonyme* incorporated under the laws of the Republic of France, hereby furnishes one copy of the following information pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

L'Oréal News Realeases published 8th June and 13th June2006.

Very truly yours,

The International Financial Information Director

Jean-Régis CAROF

FOR INFORMATION ONLY

Clichy, Friday 8th June 2006, 8.00 a.m.

L'ORÉAL

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, IN, INTO OR FROM THE UNITED STATES, CANADA OR AUSTRALIA OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

L'OREAL OFFER TO THE BODY SHOP INTERNATIONAL SHAREHOLDERS DECLARED WHOLLY UNCONDITONAL

L'Oréal announces that the Offer to The Body Shop shareholders has today been declared wholly unconditional.

As at 3 p.m. on 8 June 2006, L'Oréal has acquired, or received valid acceptances of the Offer in respect of 208,098,583 The Body Shop Shares in aggregate (representing approximately 95.5 per cent. of the existing issued share capital of The Body Shop).

The Offer, which remains subject to the terms and conditions set out in the Offer Document, will remain open for acceptance until further notice.

L'Oréal intends to compulsorily acquire the remaining The Body Shop Shares and also intends to procure the making of applications by The Body Shop for the cancellation of the listing of The Body Shop Shares on the Official List of the Financial Services Authority and the admission to trading of The Body Shop Shares on The London Stock Exchange.

This announcement does not constitute an offer to sell or an invitation to purchase any securities or the solicitation of an offer to buy any securities, pursuant to the Offer or otherwise. The Body Shop Shareholders are advised to read carefully the Offer Document and Form of Acceptance in relation to the Offer. This contains the full terms and conditions of the Offer, including details of how the Offer may be accepted.

JPMorgan Cazenove, which is authorised by the Financial Services Authority, is acting exclusively for L'Oréal and no one else in connection with the Offer and will not be responsible to anyone other than L'Oréal for providing the protections afforded to clients of JPMorgan Cazenove or for providing advice in connection with the Offer or any other matters referred to in this announcement.

The availability of the Offer to The Body Shop Shareholders who are not resident in and citizens of the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are located or of which they are citizens. Such persons should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdictions. Further detail in relation to overseas shareholders is contained in the Offer Document.

The Loan Notes which may be issued pursuant to the Loan Note Alternative have not been, and will not be, registered under the Exchange Act or under the securities laws of any state or other jurisdiction of the United States; the relevant clearances have not been, and will not be, obtained from the securities commission of any province, territory or jurisdiction of Canada; and no prospectus has been lodged with, or registered by, the Australian Securities and Investments Commission or the Japanese Ministry of Finance. Accordingly, unless an exemption under such act or securities laws is available or unless otherwise determined by L'Oréal, and permitted by applicable law and regulation, the Loan Notes may not be offered, sold, resold, delivered or transferred, directly or indirectly, in or into the United States, Canada, Australia or Japan, or any other jurisdiction if to do so would constitute a violation of the relevant laws of, or require registration thereof in, such jurisdiction or to, or for the account or benefit of, a person located in the United States, Canada, Australia or Japan. This document does not constitute an offer to sell or the solicitation of any offer to buy, any Loan Notes in any jurisdiction in which such an offer or solicitation is unlawful.

Unless otherwise determined by L'Oréal, and permitted by applicable law and regulation, the Offer will not be made, directly or indirectly, in, into or from, and will not be capable of acceptance in or from the United States, Canada, Australia or any jurisdiction where to do so would constitute a breach of securities laws in that jurisdiction.
Accordingly, copies of this announcement are not being, and must not be, mailed or otherwise forwarded, distributed or sent in, into or from the United States, Canada or Australia or any jurisdiction where to do so would constitute a breach of securities laws in that jurisdiction. Persons receiving this announcement (including custodians, nominees and trustees) should observe these restrictions and should not send or distribute this announcement in, into or from any such jurisdictions.

"This news release does not constitute an offer to sell, or a solicitation of an offer to buy, L'Oréal shares. If you wish to obtain more information about L'Oréal, please refer to the public documents registered in France with the Autorité des Marchés Financiers [which are also available in English on our Internet site: www.loreal-finance.com].
This news release may contain some forward-looking statements. Although the Company considers that these statements are based on reasonable hypotheses at the date of publication of this release, they are by their nature subject to risks and uncertainties which could cause actual results to differ materially from those indicated or projected in these statements."

Contacts at L'ORÉAL

Shareholders
and market authorities
Mr Jean-Régis CAROF
☎ : +33.1.47.56.83.02
http://www.loreal-finance.com

Analysts and
institutional investors
Mrs Caroline MILLOT
☎ : +33.1.47.56.86.82
Fax: +33.1.47.56.80.02

Journalists
Mr Mike RUMSBY
☎ : +33.1.47.56.76.71
http://www.loreal.com

For more information, please contact your bank, broker or financial institution (I.S.I.N. code FR0000120321), and consult your usual newspapers, and the Internet site for shareholders and investors, http://www.loreal-finance.com, or its mobile version on your PDA, at loreal-finance.com *mobile edition*; alternatively, call +33.1.40.14.80.50.

FOR INFORMATION ONLY

Clichy, Tuesday 13th June 2006, 8.00 a.m.

L'ORÉAL

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, IN, INTO OR FROM THE UNITED STATES, CANADA OR AUSTRALIA OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

OFFER TO THE BODY SHOP INTERNATIONAL SHAREHOLDERS – POSTING OF COMPULSORY ACQUISITION NOTICES

Further to its announcement on 9 June 2006 regarding its intention to acquire compulsorily the remaining The Body Shop Shares for which it has not received acceptances of the Offer, L'Oréal announces the despatch today of compulsory acquisition notices to The Body Shop Shareholders who have not accepted the Offer.

This announcement does not constitute an offer to sell or an invitation to purchase any securities or the solicitation of an offer to buy any securities, pursuant to the Offer or otherwise. The Body Shop Shareholders are advised to read carefully the Offer Document and Form of Acceptance in relation to the Offer. This contains the full terms and conditions of the Offer, including details of how the Offer may be accepted.

JPMorgan Cazenove, which is authorised by the Financial Services Authority, is acting exclusively for L'Oréal and no
one else in connection with the Offer and will not be responsible to anyone other than L'Oréal for providing the protections afforded to clients of JPMorgan Cazenove or for providing advice in connection with the Offer or any other matters referred to in this announcement.

The availability of the Offer to The Body Shop Shareholders who are not resident in and citizens of the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are located or of which they are citizens. Such persons should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdictions. Further detail in relation to overseas shareholders is contained in the Offer Document.

The Loan Notes which may be issued pursuant to the Loan Note Alternative have not been, and will not be, registered under the Exchange Act or under the securities laws of any state or other jurisdiction of the United States; the relevant clearances have not been, and will not be, obtained from the securities commission of any province, territory or jurisdiction of Canada; and no prospectus has been lodged with, or registered by, the Australian Securities and Investments Commission or the Japanese Ministry of Finance. Accordingly, unless an exemption under such act or securities laws is available or unless otherwise determined by L'Oréal, and permitted by applicable law and regulation, the Loan Notes may not be offered, sold, resold, delivered or transferred, directly or indirectly, in or into the United States, Canada, Australia or Japan, or any other jurisdiction if to do so would constitute a violation of the relevant laws of, or require registration thereof in, such jurisdiction or to, or for the account or benefit of, a person located in the United States, Canada, Australia or Japan. This document does not constitute an offer to sell or the solicitation of any offer to buy, any Loan Notes in any jurisdiction in which such an offer or solicitation is unlawful.

Unless otherwise determined by L'Oréal, and permitted by applicable law and regulation, the Offer will not be made, directly or indirectly, in, into or from, and will not be capable of acceptance in or from the United States, Canada, Australia or any jurisdiction where to do so would constitute a breach of securities laws in that jurisdiction.
Accordingly, copies of this announcement are not being, and must not be, mailed or otherwise forwarded, distributed or sent in, into or from the United States, Canada or Australia or any jurisdiction where to do so would constitute a breach of securities laws in that jurisdiction. Persons receiving this announcement (including custodians, nominees and trustees) should observe these restrictions and should not send or distribute this announcement in, into or from any such jurisdictions.

"This news release does not constitute an offer to sell, or a solicitation of an offer to buy, L'Oréal shares. If you wish to obtain more information about L'Oréal, please refer to the public documents registered in France with the Autorité des Marchés Financiers [which are also available in English on our Internet site: www.loreal-finance.com].
This news release may contain some forward-looking statements. Although the Company considers that these statements are based on reasonable hypotheses at the date of publication of this release, they are by their nature subject to risks and uncertainties which could cause actual results to differ materially from those indicated or projected in these statements."

Contacts at L'ORÉAL

Shareholders
and market authorities
Mr Jean-Régis CAROF
☎ : +33.1.47.56.83.02
http://www.loreal-finance.com

Analysts and
institutional investors
Mrs Caroline MILLOT
☎ : +33.1.47.56.86.82
Fax: +33.1.47.56.80.02

Journalists
Mr Mike RUMSBY
☎ : +33.1.47.56.76.71
http://www.loreal.com

For more information, please contact your bank, broker or financial institution (I.S.I.N. code FR0000120321), and consult your usual newspapers, and the Internet site for shareholders and investors, http://www.loreal-finance.com, or its mobile version on your PDA, at loreal-finance.com *mobile edition*; alternatively, call +33.1.40.14.80.50.